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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.__)*
                                 ---------------

                                Cryptologic Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228906103
                  --------------------------------------------
                                 (CUSIP Number)


 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/      Rule 13d-1 (b)

     / /      Rule 13d-1(c)

     / /      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 5 pages

CUSIP No.            228906103

--------------------------------------------------------------------------------

           1.  Names of Reporting Persons. Weiss, Peck & Greer, LLC
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

           2.  Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a) [ ]

               (b) [x]
--------------------------------------------------------------------------------

           3.  SEC Use Only

--------------------------------------------------------------------------------

           4.  Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------

                       5.  Sole Voting Power             -0-
Number of            -----------------------------------------------------------
Shares Bene-
ficially owned         6.  Shared Voting Power           1,669,400
by Each              -----------------------------------------------------------
Reporting
Person With:           7.  Sole Dispositive Power        -0-
                     -----------------------------------------------------------

                       8.  Shared Dispositive Power      1,669,400
--------------------------------------------------------------------------------

           9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,669,400

          10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]

          11.  Percent of Class Represented by Amount in Row (11)
               11.6%

--------------------------------------------------------------------------------

          12.  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------




                                Page 2 of 5 pages

Cusip No. 228906103
Page 3 of 5

Item 1(a).        Name of Issuer:  Cryptologic Inc.

Item 1(b).        Address of Issuer's Principal Executive Office:

                  1867 Yonge Street, 6th Flr.
                  Toronto, Ontario M4S 1Y5
                  Canada

Item 2(a).        Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  One New York Plaza
                  New York, NY 10004

Item 2(c). Citizenship: WPG is a limited liability company, organized under the laws of the State of Delaware

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number: 228906103

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)      ( X )      Broker or Dealer  registered under
                                      Section 15 of the Securities  Exchange
                                      Act of 1934 (the "Act")
                  (b)      (   )      Bank as defined in Section 3(a)(6) of
                                      the Act
                  (c)      (   )      Insurance Company as defined in Section
                                      3(a)(19) of the Act
                  (d)      (   )      Investment  Company  registered under
                                      Section 8 of the Investment Company Act
                                      of 1940
                  (e)      ( X )      Investment  Adviser  registered under
                                      Section 203 of the Investment  Advisers
                                      Act of 1940
                  (f)      (   )      Employee  Benefit  Plan which is subject
                                      to the provisions of the Employee
                                      Retirement  Income Security Act of 1974
                                      or Endowment Fund; see Sec.
                                      240.13d-1(b)(1)(ii)(F)
                  (g)      (   )      Parent Holding Company, in accordance
                                      with  Sec. 240.13d-1(b)(ii)(G)
                                      (Note: See Item 7)
                  (h)      (   )      A savings associations as defined in
                                      Section 3(b) of the Federal Deposit
                                      Insurance Act (12 U.S.C. 1813)
                  (i)      (   )      A church plan that is excluded from the
                                      definition of an investment company
                                      under Section 3(c)(14) of the Investment
                                      Company  Act of 1940 (15 U.S.C. 80a-3)
                  (j)      (   )      Group, in accordance with paragraph
                                      240.13d-1(b)(1)(ii)(H)

Cusip No. 228906103                                            Page 4 of 5


Item 4.           Ownership:

                  (a) Amount Beneficially Owned: 1,669,400 as of June 8, 2000.

                  (b) Percent of Class: 11.6%

                  (c) Number of shares as to which such person has:

                      (i)   sole power to vote: -0-

                      (ii)  shared power to vote or to direct the vote:
                            1,669,400

                      (iii) sole power to dispose or to direct the disposition
                            of: -0-

                      (iv) shared power to dispose or to direct the disposition of 1,669,400

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,669,400 shares of common stock of Cryptologic Inc. (the "Common Stock") held by WPG at June 8, 2000 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by managing directors of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such managing director disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective managing director owns of record.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Cusip No. 228906103                                              Page 5 of 5

 Item 8.          Identification and Classification of Members of the Group:

                  Not applicable.

 Item 9.          Notice of Dissolution of the Group:

                  Not applicable.

 Item 10.         Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above as being held or owned beneficially by WPG were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2000

WEISS, PECK & GREER, L.L.C.


By: /s/ Robert A. Kloby
   ---------------------------------
     Robert A. Kloby
     Chief Compliance Officer

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                           ACCOUNT APPRAISAL BY CUSIP

                        WPG INSTITUTIONAL SOFTWARE FUND                 23270000
                                                                        INSTSOFT

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: INSTSOFT

                              Stock

   517,000 Cryptologic Inc.             %      14.547       7,547,533    21.652    11,198,883.42   0.00         48.31%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         7,547,533              11,193,883.42   0.00         48.31%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         7,547,533              11,193,883.42   0.00         48.31%         100.0


                                                                          Page 1

Outstanding shares 14,376,962

                           ACCOUNT APPRAISAL BY CUSIP

                        WPG NETWORKING OVERSEAS FUND, L.P.             23200520
                                                                        NETOVER

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: NETOVER

                              Stock

   3,900   Cryptologic Inc.             %      17.971       70,322       21.652    84,441.29       0.00         20.08%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         70,322                 84,441.29       0.00         20.08%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         70,322                 84,441.29       0.00         20.08%         100.0


                                                                          Page 2

                           ACCOUNT APPRAISAL BY CUSIP

                        WPG NETWORKING QP FUND LP                      23200553
                                                                        NETQP

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: INSTSOFT

                              Stock

   52,700  Cryptologic Inc.             %      15.462       815,033      21.652    1,141,039.95    0.00         40.00%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         815,033                1,141,039.95    0.00         40.00%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         815,033                1,141,039.95    0.00         40.00%         100.0


                           ACCOUNT APPRAISAL BY CUSIP

                      WEISS, PECK & GREER NETWORKING FUND, L.P.         23280050
                                                                        NETWORK

                              As of Date: 06/08/00

       QTY     SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: NETWORK

                              Stock

   55,200  Cryptologic Inc.             %      15.103       837,528      21.652    1,195,168.98    0.00         47.70%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         837,528                1,195,168.98    0.00         47.70%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         837,528                1,195,168.98    0.00         47.70%         100.0


                           ACCOUNT APPRAISAL BY CUSIP

                        WPG - INSTITUTIONAL NETWORKING FUND LP          23280051
                                                                        NTWKINST

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: NTWKINST

                              Stock

   19,900  Cryptoligic Inc.             %      16.126       322,231      21.652    430,867.08      0.00         33.71%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         322,231                430,867.08      0.00         33.71%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         322,231                430,867.08      0.00         33.71%         100.0


                           ACCOUNT APPRAISAL BY CUSIP

                             WPG Raytheon Networking                    23240001
                                                                        RAYNET

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: RAYNET

                              Stock

   292,400 Cryptologic Inc.             %      15.356       4,510,333    21.652    6,330,931.36    0.00         40.37%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         4,510,333              6,330,931.36    0.00         40.37%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         4,510,333              6,330,931.36    0.00         40.37%         100.0


                           ACCOUNT APPRAISAL BY CUSIP

                              WPG Raytheon Software                     23240002
                                                                        RAYSOFT

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: RAYSOFT

                              Stock

   474,900 Cryptoligic Inc.             %      19.258       9,171,942    21.652    10,282,350.55   0.00         12.11%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         9,171,942              10,282,350.55   0.00         12.11%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         9,171,942              10,282,350.55   0.00         12.11%         100.0


                           ACCOUNT APPRAISAL BY CUSIP

                    WEISS, PECK & GREER - SOFTWARE FUND, L.P.           23280000
                                                                        SOFTWARE

                              As of Date: 06/08/00

      QTY      SECURITY                        UNIT         TOTAL        MARKET    MARKET          ACCRUED        PERCENT        %OF
ORIG FACE      DECSRIPTION                     COST          COST         PRICE     VALUE           INCOME      GAIN/LOSS       PORT
---------      -----------                     ----          ----         -----     -----           ------      ---------       ----

Portfolio: SOFTWARE

                              Stock

   253,400 Cryptoligic Inc.             %      14.896       3,787,609    21.652    5,486,518.49    0.00         44.85%         100.0

              NA/NA             CRY ON     228906103        ---------              ------------    ----         ------         -----

                              Stock                         3,787,609              5,486,518.49    0.00         44.85%         100.0
                                                            ---------              ------------    ----         ------         -----
                    Total Portfolio                         3,787,609              5,486,518.49    0.00         44.85%         100.0
